Exhibit 99.1

Baja Mining Corp.

Interim Consolidated Financial Statements
September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

Baja Mining Corp.
Interim Consolidated Balance Sheets
As at September 30, 2008 and December 31, 2007
(Unaudited)
(expressed in Canadian dollars)

	September 30,	December 31,
	2008	2007

Assets

Current assets
Cash and cash equivalents	63,621,588	1,043,292
Short term deposits (note 4)	-	31,925,301
Other receivables	3,372,165	523,533
Deposits and prepaid expenses	4,020,902	941,512
	71,014,655	34,433,638

Mineral properties (note 5)	92,742,111	18,570,806
Property, plant and equipment (note 6)	2,533,697	1,668,224

	166,290,463	54,672,668

Liabilities

Current liabilities
Accounts payable and accrued liabilities	5,020,246	2,691,712
Current portion of environmental liabilities (note 7)	328,647	-
	5,348,893	2,691,712

Refundable deposit liability (note 3)	10,599,000	-
Environmental liabilities (note 7)	728,867	752,539

	16,676,760	3,444,251

Non-controlling interest	27,724,503	-

Shareholders’ equity

Share capital (note 8)	109,611,327	105,841,420
Share purchase warrants (note 8(c))	16,076,935	17,199,279
Contributed surplus (note 8(f))	77,277,205	6,744,132
Deficit	(81,076,267)	(78,556,414)

	121,889,200	51,228,417

	166,290,463	54,672,668

Commitments (note 11)
Subsequent events (note 15)

On behalf of the Board

__/s/ C. Thomas Ogryzlo__________________ Director	__/s/ Robert Mouat_______________________ Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the three and nine-month periods ended September 30, 2008 and 2007
(Unaudited)
(expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,

	2008	2007	2008	2007

Expenses

Amortization	24,432	24,979	74,987	68,246
Exploration	-	264,849	-	7,506,581
Foreign exchange loss	33,143	253,404	80,685	253,868
General and administration	323,457	225,114	964,129	665,079
Management and directors fees (note 9)	128,168	54,000	240,225	154,250
Professional and consulting fees	297,342	190,903	587,285	425,978
Research	32,538	-	44,489	-
Shareholders information	113,793	111,412	506,657	661,327
Stock-based compensation (note 8(e))	341,940	-	514,001	481,853
Wages and subcontracting	422,335	315,906	980,525	712,715

Loss before other items	(1,717,148)	(1,440,566)	(3,992,983)	(10,929,897)
Gain on disposition of property, plant and equipment (note 6)	-	-	306,882	-
Interest income and other	406,188	44,513	830,261	158,227
Loss before non-controlling interest	(1,310,960)	(1,396,053)	(2,855,840)	(10,771,670)
Non-controlling interest	335,987	-	335,987	-

Loss and comprehensive loss for the period	(974,973)	(1,396,053)	(2,519,853)	(10,771,670)

Deficit – Beginning of period	(80,101,294)	(76,820,680)	(78,556,414)	(67,445,063)

Deficit – End of period	(81,076,267)	(78,216,733)	(81,076,267)	(78,216,733)

Basic and diluted loss per share for the period	(0.01)	(0.01)	(0.02)	(0.10)
Weighted average number of shares outstanding	143,050,478	114,410,570	142,482,116	111,278,046

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statements of Changes in Shareholders’ Equity
For the nine-month period ended September 30, 2008 and year ended December 31, 2007
(Unaudited)
(expressed in Canadian dollars)

	2008	2007

Share capital
Balance – beginning of period	105,841,420	65,258,086
Non-brokered private placement	-	21,776,590
Brokered private placement	-	10,835,840
Share issuance costs	-	(1,497,680)
Shares issued on exercise of warrants	2,450,024	5,017,325
Fair value of warrants exercised	1,122,344	1,974,924
Shares issued on exercise of stock options	115,500	845,250
Fair value of stock options exercised	82,039	1,631,085
Balance – end of period
	109,611,327	105,841,420

Share purchase warrants
Balance – beginning of period	17,199,279	6,496,517
Non-brokered private placement share purchase warrants	-	8,262,410
Brokered private placement share purchase warrants	-	4,165,059
Share purchase warrants issue costs	-	(534,055)
Fair value of agent warrants	-	631,310
Fair value of additional agent warrants	-	105,380
Fair value of shares issued on exercise of warrants	(1,122,344)	(1,974,924)
Fair value of special warrants	-	47,582
Balance – end of period
	16,076,935	17,199,279

Contributed Surplus
Balance – beginning of period	6,744,132	6,972,565
Fair value of stock options granted	1,235,645	1,402,652
Fair value of stock options exercised	(82,039)	(1,631,085)
Contributed funding for mineral properties (note 3)	69,379,467	-
Balance – end of period
	77,277,205	6,744,132

Deficit
Balance – beginning of period	(78,556,414)	(67,445,063)
Loss and comprehensive loss for the period	(2,519,853)	(11,111,351)
Balance – end of period	(81,076,267)	(78,556,414)

Total Shareholders’ Equity	121,889,200	51,228,417

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Interim Consolidated Statements of Cash Flows
For the three and nine-month periods ended September 30, 2008 and 2007
(Unaudited)
(expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,

	2008	2007	2008	2007

Cash flows from operating activities
Loss for the period	(974,973)	(1,396,053)	(2,519,853)	(10,771,670)
Items not affecting cash
Amortization	24,432	24,979	74,987	134,767
Fair value of special warrants	-	-	-	805,161
Accretion of special warrants liability	-	-	-	62,965
Gain on disposition of property, plant and equipment	-	-	(306,882)	-
Stock-based compensation expense	341,940	-	514,001	1,165,909
Unrealized foreign exchange loss (gain)	34,307	(48,421)	55,707	(124,927)
Non-controlling interest	(335,987)		(335,987)
	(910,281)	(1,419,945)	(2,518,027)	(8,727,795)
Net changes in working capital balances
Other receivables	(2,860,074)	218,203	(2,848,632)	300,580
Deposits and prepaids	(2,068,777)	-	(3,079,390)	-
Accounts payable and accrued liabilities	4,845,897	16,720	3,204,052	(166,145)

	(993,235)	(1,184,572)	(5,241,997)	(8,593,360)
Cash flows from investing activities
Redemption of (investment in) short term deposits	1,920,893	(18,067,370)	31,925,301	(13,745,302)
Expenditure on mineral properties and related deferred development costs	(45,325,023)	(5,243,167)	(73,823,534)	(5,429,204)
Disposal of property, plant and equipment	-	-	350,383	-
Acquisition of property, plant and equipment	(664,549)	(373,540)	(1,236,338)	(1,302,047)

	(44,068,679)	(23,684,077)	(42,784,188)	(20,476,553)
Cash flows from financing activities
Net proceeds from issuance of common shares	26,250	30,563,148	2,565,524	34,030,123
Contributed funding from sale of property interest (note 3)	69,379,467	-	69,379,467	-
Refundable deposit received from sale of property interest (note 3)	10,599,000	-	10,599,000	-
Non-controlling party’s contribution to property	28,060,490	-	28,060,490	-

	108,065,207	30,563,148	110,604,481	34,030,123

Increase in cash and cash equivalents	63,003,293	5,694,499	62,578,296	4,960,210

Cash and cash equivalents - Beginning of period	618,295	741,086	1,043,292	1,475,375

Cash and cash equivalents - End of period	63,621,588	6,435,585	63,621,588	6,435,585

Supplemental cash flow information (note 12)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

1	Nature and continuance of operations

Baja Mining Corp. (the “Company”), was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange and the Frankfurt Stock Exchange. The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”).

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of Boleo Project (“Boleo Project”) and, due to the positive results of the DFS, the Boleo Project is in the development stage. On April 17, 2008 the Company announced the updated Boleo Project capital costs, indicating that the project remains economically viable.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium (note 3), whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to the Korean Consortium in order to secure the funding for the Boleo Project capital costs. The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete debt financings, equity financing and the ability to generate profitable operations in the future.

On October 29, 2008, the Company elected to slow down the development of the Boleo Project as a result of the impact of the current global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets (note 15(a)).

2	Summary of significant accounting policies

Basis of presentation

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting and do not include all the disclosures included in the Company’s annual consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec Processing Ltd. and its wholly owned subsidiary, Invebaja, SA de CV and its subsidiaries Desarrollos y Servicios Costeros, SA de CV, and Servicios y Desarrollos Meseta Central, SA de CV and its 70% owned subsidiary MMB, which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated.

Accordingly, the accounting policies followed by the Company are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards effective January 1, 2008:

(1)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

2	Summary of significant accounting policies (continued)

	a)	Handbook Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance;

	b)	Handbook Section 3862 “Financial Instrument Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation” replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The new sections require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks; and

	c)	Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess an entity’s ability to continue as a going concern. The Section also requires disclosures regarding any material uncertainties related to events and conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

New accounting pronouncements not yet effective

	a)	In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently assessing the financial reporting impact of the transition to IFRS.

	b)	In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP.

Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of

(2)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

2	Summary of significant accounting policies (continued)

New accounting pronouncements not yet effective (continued)

assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. This standard will be effective for fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of adopting this standard in 2009.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

3	Project finance agreement and sale of 30% interest in MMB

On June 30, 2008, the Company completed an agreement with a Korean Consortium in order to access a significant portion of the funding requirements for the Boleo Project, in exchange for cash proceeds of $91,537,581 (received July 9, 2008), as well as other contingent consideration and agreed upon terms disclosed below. The Company transferred a 30% interest in the Boleo Project to the Korean Consortium in the form of a 30% interest in the Company’s subsidiary MMB. Under the terms of the agreement, the Company intends to use the majority of these proceeds to fund the Boleo Project.

The allocation of the proceeds according to the terms of the agreement was as follows:

	Amount US$	Amount

Mineral properties funding obligation	66,000,000	67,227,600
Refundable manganese deposit liability	10,000,000	10,186,000
Historical expenditure reimbursement	13,866,720	14,123,981
Total proceeds received	89,866,720	91,537,581

Additional consideration may be paid to the Company of approximately US$13,000,000 upon a positive decision related to the production of manganese. Alternatively, US$10,000,000 is refundable to the Korean Consortium should a decision not be made to produce manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

During the period, the Company funded its obligation of US$66,000,000 with regards to the financing, construction, development and working capital of the Boleo Project. Accordingly, the previously recognized funding obligation has been satisfied and the amount is now recorded as contributed surplus (note 8(f)). The Company’s funding obligation translated to an amount of $69,379,467 (June 30, 2008: $67,227,600), which was net of legal fees of $149,098 and included the effect of foreign exchange differences.

(3)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

3	Project finance agreement and sale of 30% interest in MMB (continued)

Under the terms of the agreement of sale and project financing, the Korean Consortium must also provide or procure for the Boleo Project:

US$50,000,000 in shareholders loans on commercial terms;

US$60,000,000 in subordinated loans on commercial terms;

Completion guarantees in respect of senior debt financing on commercial terms;

30% of the remaining construction costs; and

an offtake of 30% of the Boleo Project production on commercial terms.

The completion of the agreement with the Korean Consortium was subject to (and followed) receipt of credit approval from the Export Import Bank of Korea (“K-Exim”) for a debt facility of US$300 million.

4	Short term deposits

As at December 31, 2007, the Company had invested in one year guaranteed term deposits with its Canadian bank at fixed interest rates established at the time of investment. All deposits had maturity date within one year of December 31, 2007.

5	Mineral properties

Boleo Project details, acquisition and deferred costs from June 1, 2007, after completion of the DFS, are as follows:

	September 30,	December 31,
	2008	2007

Property rights and land (note 5(a))	734,424	734,424
Mining concessions (note 5(b))	106,350	106,350
Deferred development costs:
Stock based compensation (note 8 (e))	926,847	205,203
Accretion of special warrant liability	150,173	60,287
Amortization	324,655	72,278
Engineering	27,112,702	6,554,354
Site work	27,322,768	4,058,143
Construction in progress	20,000,903	3,837,045
Salary, consulting, financing and other costs (notes 9)	15,903,907	2,942,722
Asset retirement obligation (note 7 (b))	159,382	-

Total at cost	92,742,111	18,570,806

(4)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

5	Mineral properties (continued)

	a)	Property rights

The Company owns three properties with clear title and one 30-year prepaid lease for $39,723 on lands located near Santa Rosalia, Baja California Sur, Mexico.

	b)	Mining concessions

The Company has acquired certain concessions comprised of 18 separate titles, located near Santa Rosalia, Baja California Sur, Mexico.

6	Property, plant and equipment

			September 30,
			2008

		Accumulated
	Cost	amortization	Net

Computer equipment and software	659,490	(352,850)	306,640
Leasehold improvements	149,162	(77,522)	71,640
Machinery and equipment	1,394,710	(289,351)	1,105,359
Office equipment and furniture	189,678	(101,622)	88,056
Transportation equipment	614,222	(78,424)	535,798
Buildings	461,088	(34,884)	426,204

	3,468,350	(934,653)	2,533,697

			December 31,
			2007

		Accumulated
	Cost	amortization	Net

Computer equipment and software	512,773	(185,093)	327,680
Leasehold improvements	149,162	(55,149)	94,013
Machinery and equipment	1,143,763	(278,958)	864,805
Office equipment and furniture	182,562	(73,302)	109,260
Transportation equipment	67,590	(48,927)	18,663
Buildings	287,229	(33,426)	253,803

	2,343,079	(674,855)	1,668,224

(5)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

6	Property, plant and equipment (continued)

During the nine-month period ended September 30, 2008, the Company disposed of machinery and equipment used in the test mine. At the time of disposal these assets had a cost of $111,067, accumulated amortization of $67,566 and the Company realized a gain of $306,882. The Company purchased replacement equipment for operations, at a cost of $362,013.

7	Environmental liabilities

	September 30,	December 31,
	2008	2007

Special warrants liability (note 7(a))	898,132	752,539
Asset retirement obligation (note 7(b))	159,382	-
	1,057,514	752,539
Less – current portion of special warrants liability (note 7(a))	(328,647)	-

Long-term balance	728,867	752,539

a)	On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100,000 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The Special Warrants will mature in each of February 2009, 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The fair value of the special warrants granted on January 9, 2007 estimated at $47,582, using the Black- Scholes pricing model. The weighted average assumptions utilized included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

(6)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

7	Environmental liabilities (continued)

The total repurchase liability of US$999,900 has been recorded, as the project is expected to proceed. The liability has been discounted using an interest rate of 15%.

	Amount	Discounted	Discounted
	US$	US$

Balance - December 31, 2007	999,900	759,144	752,539
Accretion of discounted liability for the period	-	88,230	89,886
Unrealized foreign exchange loss for the period	-	-	55,707

Balance – September 30, 2008	999,900	847,374	898,132
Less – current portion	(333,300)	(310,074)	(328,647)

Long term balance – September 30, 2008	666,600	537,300	569,485

b)	During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated that, as at September 30, 2008, the undiscounted closure costs would amount to $179,100, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit- adjusted risk-free discount rate of 6.71% (LIBOR + 2.75%), resulting in an asset retirement obligation of $159,382.

The estimate of the closure costs is subject to change based on the future planned development of the Boleo Project, as well as future amendments to laws and regulations that may affect the Company’s obligations. However, the Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future. The entire obligation is currently unfunded.

(7)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

8	Share capital

	a)	Authorized
Unlimited common shares without par value

	b)	Details of share capital activity are as follows:

	Shares	Amount

Balance – December 31, 2006	107,884,017	65,258,086
Non-brokered private placement	16,150,000	21,776,590
Brokered private placement	8,065,000	10,835,840
Share issue costs	-	(1,497,680)
Shares issued on exercise of warrants	6,324,497	5,017,325
Fair value of warrants exercised	-	1,974,924
Shares issued on exercise of stock options	2,275,000	845,250
Fair value of options exercised	-	1,631,085

Balance – December 31, 2007	140,698,514	105,841,420

Shares issued on exercise of warrants	2,035,823	2,450,024
Fair value of warrants exercised	-	1,122,344
Shares issued on exercise of stock options	330,000	115,500
Fair value of options exercised	-	82,039

Balance – September 30, 2008	143,064,337	109,611,327

c)	Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount

Balance – December 31, 2006	22,920,546	6,496,517

Brokered private placement share purchase warrants	5,242,250	4,165,059
Non-brokered private placement share purchase warrants	10,497,500	8,262,410
Share purchase warrants issue costs	-	(534,055)
Fair value of agent warrants	428,250	631,310
Fair value of additional agent warrants	89,767	105,380
Fair value of special warrants	180,000	47,582
Fair value of share purchase warrants exercised	(6,324,497)	(1,974,924)
Balance – December 31, 2007	33,033,816	17,199,279

Fair value of share purchase warrants exercised	(2,035,823)	(1,122,344)

Balance – September 30, 2008	30,997,993	16,076,935

(8)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

8	Share capital (continued)

	d)	Warrants

A summary of the Company’s share purchase warrants at September 30, 2008 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Balance – December 31, 2007	33,033,816	1.86

Issued	-	-
Exercised	(2,035,823)	1.20
Expired	-	-

Balance – September 30, 2008	30,997,993	1.90

The following table summarizes information about share purchase warrants outstanding at September 30, 2008:

	Number of warrants outstanding and exercisable
		Weighted
		average	Weighted
Range of		contractual	average
prices		life	exercise price
$		(years)	$

0.90 to 0.99	77,187	2.54	0.90
1.00 to 1.49	14,572,806	1.73	1.21
1.50 to 2.50	16,168,000	3.99	2.49
US 5.555	180,000	1.54	US 5.555

	30,997,993	2.91	1.90

(9)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

8	Share capital (continued)

	e)	Stock options

A summary of the Company’s stock options at September 30, 2008 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	options	price
		$

Balance – December 31, 2007	9,365,000	1.08

Granted	3,790,000	1.38
Exercised	(330,000)	0.35
Forfeited (fully vested)	(650,000)	1.36

Balance – September 30, 2008	12,175,000	1.18

The following table summarizes information about stock options outstanding and exercisable at September 30, 2008:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
$ $					$

0.35 to 0.49	2,035,000	1.44	0.35	2,035,000	0.35
0.50 to 0.99	700,000	2.38	0.78	700,000	0.78
1.00 to 1.49	4,800,000	2.97	1.31	4,800,000	1.31
1.50 to 2.15	4,640,000	4.49	1.47	658,333	1.81

	12,175,000	3.99	1.18	8,193,333	1.05

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At September 30, 2008, the Company has reserved 14,403,109 common shares under the plan.

(10)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

8	Share capital (continued)

	e)	Stock options (continued)

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the period was estimated at each grant date using the Black-Scholes option-pricing model. During the period, the Company granted 3,790,000 five-year stock options to consultants and employees at an exercise price between $0.71and $1.77, with a fair value of $2,514,905 attributed to these options. Total stock-based compensation recorded during the period on all vesting options was $1,235,645. This has been recognized and charged (based upon the work carried out by the employee or consultant) to either, administration ($514,001) or deferred project costs ($721,644), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the nine-month period was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

2008

Risk-free interest rate	3.31%
Dividend yield	0%
Expected volatility	80%
Expected stock option life	3 years
Weighted average fair value of stock options granted	$0.76

f)	Contributed surplus Details are as follows:

Balance - December 31, 2006	6,972,565
Fair value of options granted	1,402,652
Fair value of options exercised	(1,631,085)
Balance – December 31, 2007	6,744,132
Fair value of options granted	1,235,645
Fair value of options exercised	(82,039)
Contributed funding for mineral properties (note 3)	69,379,467
Balance – September 30, 2008	77,277,205

(11)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

9	Related party transactions

During the nine-month period ended September 30, 2008, the Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2008	2007

Directors fees – administration	57,975	46,250
Management fees – exploration	-	198,130
Management fees - administration	182,250	108,000
Management fees – development costs	485,750	128,250
	725,975	480,630

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

10	Segmented information

The Company’s only business activity is development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the period ended September 30, 2008 is as follows:

	Canada	Mexico	Consolidated

Capital assets	6,136,364	89,139,444	95,275,808
Current assets	31,045,305	39,969,350	71,014,655
Total assets	37,181,669	129,108,794	166,290,463

The breakdown by geographic region for the year ended Dec. 31, 2007 is as follows:

	Canada	Mexico	Consolidated

Capital assets	783,662	19,455,368	20,239,030
Current assets	32,513,822	1,919,816	34,433,638
Total assets	33,297,484	21,375,184	54,672,668

No revenues were earned in either of the geographic areas.

(12)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

11	Commitments

	a)	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at September 30, 2008 are estimated to be $115.2 million. However, management has estimated that the maximum cash exposure to these commitments (termination fees, etc.) would amount to $24.8 million.

	b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at September 30, 2008 amount to:

2008	264,500
2009	586,000
2010	295,000

1,145,500

c)	The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City, as well as a lease for premises dedicated to the storage of equipment. The future minimum lease payments are as follows:

2008	29,000
2009	107,000
2010	78,000

214,000

12	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	September 30,	September 30,
	2008	2007

Increase in accounts payable and accrued liabilities related to mineral property and deferred development costs	2,722,802	973,072
Stock-based compensation included in mineral property and deferred development costs	721,644	29,836

(13)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

12	Supplemental cash flow information (continued)

Other supplemental information:

	September 30,	September 30,
	2008	2007

Interest received	824,206	391,251

13	Management of capital risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company has historically relied exclusively on equity sources for capital (common shares, options and warrants). However, in the past year the Company has expanded its sources of capital to special warrants and financing through a development partner and is actively working to close a financing package consisting of senior debt and additional subordinated debt for the Boleo Project (notes 3 and 15(a)). These new sources of capital will allow the Company to obtain a more flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity, special warrant liability and the refundable deposit liability.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

To assist in the management of its capital requirements, the Company has prepared a project capital expenditure budget for the Boleo Project and updates this as necessary depending on various factors, including successful capital deployment and general industry conditions. The updated project budget has been approved by the Board of Directors during 2008. Due to the changes in the current economic conditions the Company is currently revising its previous approved project budget.

The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed term deposits at fixed interest rates established at the time of investment. All its funds are available for project and corporate objectives.

Although, the Company has sufficient capital resources to meet its annual corporate requirements it does not currently have sufficient capital resources to meet its estimated capital expenditure requirements in order to complete the construction of Boleo. The Company’s management is focused on completing the various financing packages noted above in order to meet these requirements and has not made financial commitments beyond its current capital resources.

(14)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

14	Management of financial risk

Foreign Currency Risk: The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in US dollars and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, as many of the Company’s obligations are based in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to a certain extent. A 10% fluctuation in the foreign exchange rate (either way, over or under) based on foreign financial instruments could result a foreign exchange gain or loss of approximately $2.3 million.

It is anticipated that the terms of future debt financing arrangement would require the Company to hedge a percentage of both its foreign exchange risk and its base metals production sales.

The exposure of the Company’s financial instruments to liquidity risk and interest risk, continues to be limited.

Liquidity risk: The risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 13 to the unaudited consolidated financial statements. Accounts payable and accrued liabilities, the current portion of the special warrant liability as well as the majority of the commitments with regards to the development of the Boleo Project (note 11 (a)) are due within the current operating period. Management has determined that the Company has sufficient resources available to meet these obligations.

Interest rate risk: The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term deposit is limited because these investments have fixed rates of return.

(15)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

14	Management of financial risk (continued)

As at September 30, 2008, the Company has the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign
	currency	Canadian
	amount	dollar amount

Cash in United States dollars	54,703,523	57,980,264
Cash in Mexican pesos	811,650	80,564
Cash in EURO	497,257	742,056
Value added taxes recoverable in Mexican pesos	33,285,548	3,303,923
Prepaid amounts / deposits in United States dollars	2,841,063	3,011,243
Prepaid amounts / deposits in Mexican pesos	920,467	91,366
Non-controlling interest’s contribution to funding in United States dollars	26,475,072	28,060,490
Accounts payable in United States dollars	2,212,826	2,345,375
Accounts payable in Mexican pesos	8,015,521	795,621
Refundable deposit liability	10,000,000	10,599,000
Environmental liability (note 7 (a))	537,300	569,485

As at December 31, 2007, the Company had the following foreign denominated financial instruments, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign	Canadian
	currency	dollar
	amount	amount

Cash in United States dollars	771,991	762,084
Cash in Mexican pesos	1,001,796	90,653
Value added taxes recoverable in Mexican pesos	2,155,500	195,0051
Accounts payable in United States dollars	516,340	514,340
Accounts payable in Mexican pesos	3,126,273	284,803
Accounts payable in Euros	68,635	102,533
Accounts payable in Australian dollars	228,470	198,084

(16)

Baja Mining Corp.
Notes to Interim Consolidated Financial Statements
For the period ended September 30, 2008
(Unaudited)
(expressed in Canadian dollars)

15	Subsequent events

	a)	On October 29, 2008, the Company elected to slow down and delay certain construction activities at the Boleo Project as a result of the impact of the current global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets.

Management has evaluated the impact of this decision on the carrying value of its mineral properties and determined that no impairment charges were required as at September 30, 2008, at which time the mineral properties had a carrying value of $92.7 million (note 5). Management will continue to monitor the recoverability of the carrying value of the Company’s mineral properties.

The Company continues to seek the necessary financing which will be required to complete the planned construction of Boleo. Bayerische Hypo- und Vereinsbank AG (“HVB”) has indicated that it would only proceed with its syndication of a senior debt facility on a best efforts basis, while K-Exim has maintained its underwriting commitment.

	b)	Subsequent to the balance sheet date, the Company issued an additional 350,000 stock options to new employees and consultants at exercise prices ranging from $0.42 to $0.58 per share.

(17)